AH
9/13/2004

SEC 04019884 COMMISSION
... D.C. 20549

CM 9/3

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SEC FILE NUMBER
8-39922

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G-W Brokerage Group, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Warren Street
(No. and Street)

Beverly (City) New Jersey (State) 08010 (Zip Code)

RECEIVED AUG 2 4 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Amundsen 212/709-8250
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name — *if individual, state last, first, middle name*)

67 Wall Street (Address) New York, NY (City) (State) 10005 (Zip Code)

PROCESSED
SEP 2 0 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, E. Joseph Wooters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-W Brokerage Group, Inc., as of June 30, 2004, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

LUANN YANSICK
Notary Public of New Jersey
My Commission Expires Feb. 9, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

G-W Brokerage Group, Inc.

Index to Financial Statements

June 30, 2004

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
G-W Brokerage Group, Inc.

I have audited the accompanying statement of financial condition of G-W Brokerage Group, Inc. as of June 30, 2004, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G-W Brokerage Group, Inc. at June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
August 6, 2004

G-W Brokerage Group, Inc

Statement of Financial Condition

June 30, 2004

Assets	
Cash	$ 14,799
Commissions receivable	5,075
Total Assets	19,874
Liabilities and stockholders' equity	
Accounts payable and accrued expenses	3,574
Income taxes payable	573
Current liabilities	4,147
Stockholders' equity	
Common stock, 300 shares outstanding, $1 par value 1,000 shares authorized	300
Additional paid-in capital	10,950
Retained earnings	4,477
Total stockholders' equity	15,727
	$ 19,874

The accompanying notes are an integral part of these financial statements.

G-W Brokerage Group, Inc.

Statement of Income (Loss)

For the Year Ended June 30, 2004

Revenues	
Commission income	$ 170,161
Interest income	100
Total Revenues	170,261
Expenses	
Commission expense	110,304
Management fees	54,130
Rent	2,400
NASD Fees	3,958
SIPC Fees	150
	170,942
Net (Loss) before income taxes	(681)
Reserve for Income Taxes	(573)
Net (Loss)	(1,254)
Retained earnings, July 1, 2003	5,731
Net (Loss)	(1,254)
Retained earnings, June 30, 2004	$ 4,477

The accompanying notes are an integral part of these financial statements.

G-W Brokerage Group, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at July 1, 2003	$ 300	$ 10,950	$ 5,731
Net (Loss)			(1,254)
Balance at June 30, 2004	$ 300	$ 10,950	$ 4,477

The accompanying notes are an integral part of these financial statements.

G-W Brokerage Group, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2004

Cash flows from operating activities:		
Net (Loss)		$ (1,254)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	1,298	
Related party receivables	2,571	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(2,792)	
Total adjustments		1,077
Net cash provided by operating activities		(177)
Cash and equivalents, beginning of year		14,976
Cash and equivalents, end of year		$ 14,799

The accompanying notes are an integral part of these financial statements.

G-W Brokerage Group, Inc.

Notes to Financial Statements

For the Year Ended June 30, 2004

1. Significant Accounting Policies

G-W Brokerage, Inc.(the Company) was incorporated in the State of New Jersey in May, 1988. The Company was formed to sell mutual funds, limited partnerships and other securities on a commission basis. It is the policy of the Company not to hold or take physical possession of any securities of their customers.

The Company prepares its financial statements on the accrual basis of accounting and records commissions receivable and payable on a trade date basis. Variable annuities and limited partnerships are recorded when the commissions are received.

Commissions receivable are written off as bad debt when management believes them to be uncollectible. All commissions receivable are believed to be collectible.

Income taxes are calculated on the liability method of accounting. The Company reports its taxable income on the same basis for financial statement purposes and no deferred tax liabilities arise.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Stockholders' Equity

The Company is authorized to issue 1,000 shares of no par voting common stock. The Company has issued, and are outstanding 300 shares of common stock. The stock has a stated value of $1. There was no change in common stock or additional paid in capital for the year ended June 30, 2004.

3. Related Party Transactions.

The Company is solely owned by its parent company, G-W Financial Group, Inc. G-W Brokerage has a management agreement with G-W Financial in which G-W Financial (the parent) provides all management and operating services for G-W Brokerage. These include, but are not limited to, office space and supplies, postage, accounting and management services, indemnity against errors and omissions, telephone and utilities. G-W Brokerage pays the commissions earned by its salesmen. G-W Brokerage pays G-W Financial 100% of the excess commissions received, but the management fee is not to exceed $250,000. For the year ended June 30, 2004, G-W Financial had earned $54,130 in management fees from G-W Brokerage.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2004, the Company was in compliance with these regulations.

5. Income Taxes

The Company has a New Jersey Corporate Business Tax liability of $573 and no U.S. Corporate Income Tax liability. There are no deferred taxes.

6. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At June 30, 2004, the Company was in compliance with this program.

7. Break Point Analysis.

The Company has conducted an internal review of mutual fund sales and determined that no monies are due its customers.

8. Subsequent Events.

On August 2, 2004, the Company was notified by NASD that it was the subject of an arbitration hearing involving a $45,000 sale a registered representative had made to a customer in 1999. The Company believes that its exposure to this arbitration is minimal, but has paid the NASD $1,500 for arbitration fee, and a law firm $5,000 as of August 6, 2004 for defense.

G-W Brokerage Group, Inc.

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

June 30, 2004

Schedule 1

Total Shareholders' Equity	$ 15,727
Less: Haircut	(282)
	15,445
Less: Unallowable Assets	-
Net Capital	15,445
Minimum Net Capital required	(5,000)
Excess net capital	10,445
Aggregate indebtedness	4,147
Net Capital @	$ 15,030
Ratio AI to NC	28%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on G-W Brokerage Group, Inc. FOCUS report - PartIIA as of June 30, 2004. There is, however, a minor increase of $656, resulting from audit adjustments. The Company has shown this adjustment in an amended FOCUS report - PartIIA as of June 30, 2004.

G-W Brokerage Group, Inc.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended June 30, 2004

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholders of
G-W Brokerage Group Inc.

In planning and performing my audit of the financial statements of G-W Brokerage Group, Inc., (the Company), for the year ended June 30, 2004, I considered its internal control, including its anti-money laundering measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
August 6, 2004